Exhibit 99.14

Mercer Park Brand Acquisition Corp. Updates Status of Share Redemptions and Transaction

with Glass House Group

TORONTO, June 9, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “BRND” or the “Company”), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge (the “Glass House Group Transaction”) with GH Group, Inc. (“GH Group”), California’s leading fully-integrated cannabis business, announced today that it expects that immediately prior to the closing of the Glass House Group Transaction it will have cash in the aggregate amount of approximately US$195 million before expenses and transaction fees, which includes the previously announced private placement transactions totaling $135 million expected to close concurrently with the Glass House Group Transaction. A total of 11,786,249 additional class A restricted voting shares were deposited for redemption by the June 2, 2021 and not validly withdrawn prior to the June 7, 2021 deadlines.

“We are poised to close on a transaction that will position Glass House Group to become the largest, vertically integrated brand-building platform in California, the world’s largest cannabis market,” said BRND Chairman Jonathan Sandelman.

As previously announced, GH Group will support its existing and future portfolio of brands with unmatched capacity and distribution in the state. The combined company has planned expansions to reach 6 million ft2 of cultivation in state-of-the-art greenhouses, representing by far the largest capacity of any cannabis operator in California and an anticipated retail footprint of 21 operational dispensaries by Q1 2022, more than double the next largest retail operator in the state.

Upon closing, Glass House Group expects to begin trading on the NEO Exchange under the ticker symbol “GLAS.A.U,” subject to final approval from the NEO.

About Mercer Park Brand Acquisition Corp.

BRND is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

GH Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the Prospectus. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the Glass House Group Transaction will be completed, or, if it is, that the resulting company will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

BRND and GH Group urge investors, shareholders and other interested persons to read the documents (including the Prospectus and Circular) filed with Canadian securities regulatory authorities in connection with the Glass House Group Transaction, as these materials contain important information about BRND, GH Group, the resulting company and the Glass House Group Transaction.

Mercer Park Contact:

Megan Kulick

T: (646) 977-7914

Email: IR_BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com